Qwest Communications International Inc.

1801 California Street

Denver, Colorado 80202

(303) 992-1400

March 17, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qwest Communications International Inc.
Proxy Statement for 2010 Annual Meeting of Stockholders

Ladies and Gentlemen:

Qwest Communications International Inc., a Delaware corporation (“Qwest” or “we” or “our”), is furnishing this letter in connection with the filing of the definitive proxy statement and form of proxy (the “Proxy Statement”) for Qwest’s 2010 annual meeting of stockholders (the “Annual Meeting”). We expect to mail, or provide notice and electronic delivery of, the Proxy Statement to stockholders beginning on or about March 24, 2010.

As described in the Proxy Statement, we are asking stockholders to approve an amendment to our Employee Stock Purchase Plan (the “ESPP”). The amendment will increase the number of shares available for issuance under the ESPP by 23 million (the “New Shares”). In accordance with Instruction 3 to Item 10 of Schedule 14A, we have filed a copy of the amended ESPP as an appendix to the Proxy Statement. In accordance with Instruction 5 to Item 10 of Schedule 14A, we hereby advise the Securities and Exchange Commission that, if stockholders approve the amendment to the ESPP at the Annual Meeting, shortly after the Annual Meeting we will file a registration statement on Form S-8 registering the New Shares under the Securities Act of 1933, as amended.

Please do not hesitate to contact the undersigned at (303) 992-6244 if you have any questions or concerns regarding this matter.

Sincerely,

QWEST COMMUNICATIONS INTERNATIONAL INC.

/s/ Stephen E. Brilz
Stephen E. Brilz
Vice President and Assistant Secretary